UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION
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              In the Matter of

NATIONAL FUEL GAS COMPANY                                 SIXTEENTH
LEIDY HUB, INC.                                           CERTIFICATE
ELLISBURG-LEIDY NORTHEAST HUB COMPANY                     PURSUANT TO
                                                          RULE 24
File No. 70-8417

(Public Utility Holding Company Act of 1935)
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                  In accordance with the terms of the Order dated July 29, 1994 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National to enter into a partnership with Hub Services, Inc., a subsidiary of Natural Gas Clearinghouse (File No. 70-8417, HCAR No. 35-26093), attached as Exhibit A is an income statement of Ellisburg-Leidy Northeast Hub Company (the Partnership) for the three months ended September 30, 1997. Also attached as Exhibit B is a balance sheet for the Partnership at September 30, 1997. Exhibit C is the income statement of Leidy Hub, Inc. for the three and twelve months ended September 30, 1997, and Exhibit D is the balance sheet for Leidy Hub, Inc. at September 30, 1997.

                  IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 13th day of November, 1997.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY



                  By /s/Gerald T. Wehrlin
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                                Gerald T. Wehrlin
                    Secretary and Treasurer, Leidy Hub, Inc.
                      Controller, National Fuel Gas Company

                                  EXHIBIT INDEX
                               (File No. 70-8417)



(1)     Exhibit A - Income  Statement of  Ellisburg-Leidy  Northeast Hub Company
                    for the Three Months Ended September 30, 1997.

(2)     Exhibit B - Balance Sheet of Ellisburg-Leidy Northeast Hub Company as of
                    September 30, 1997.

(3)     Exhibit C - Income Statement of Leidy Hub, Inc. for the Three and Twelve
                    Months Ended September 30, 1997.

(4)     Exhibit D - Balance Sheet of Leidy Hub, Inc. as of September 30, 1997.